Exhibit A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Geode Capital Management, LLC IA*

*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.

Geode Capital Management, LLC is a majority-owned subsidiary of Geode Capital Holdings LLC and is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.